SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               BRITISH ENERGY PLC
                                (Name of Issuer)

                        Ordinary Shares of 44 28/43P each
         American Depositary Shares each representing 75 Ordinary Shares
                         (Title of Class of Securities)

                                    110793403
                              (CUSIP Number - ADRs)

                                    G1531P145
                        (CUSIP Number - Ordinary Shares)

                                   Sean Cote
                       c/o Polygon Investment Partners LLP
                             10 Duke of York Square
                         London SW3 4LY, United Kingdom

                                 With a Copy to:
                                 Ele Klein, Esq.
                            Schulte Roth & Zabel LLP
                      919 Third Avenue, New York, NY 10022
                                 (212) 756-2000
                               (Name, address and
                           telephone number of person
                authorized to receive notices and communications)

                                  July 23, 2004
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 110793403 and G1531P145    13D                    Page 2 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S.IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Polygon Global Opportunity Master Fund
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                         -0-
SHARES ----------------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                         -0-
REPORTING -------------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                  100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                           6.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                          00
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos. 110793403 and G1531P145    13D                    Page 3 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Polygon Investment Partners LLP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                              00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                      -0-
SHARES ----------------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                      -0-
REPORTING -------------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                  100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                           PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos. 110793403 and G1531P145    13D                    Page 4 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Polygon Investment Partners LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                              00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                      -0-
SHARES ----------------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                      -0-
REPORTING -------------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                  100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                           PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos. 110793403 and G1531P145    13D                    Page 5 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Reade Griffith
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES ----------------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING -------------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                      100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                           6.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                           IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos. 110793403 and G1531P145    13D                    Page 6 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Alexander E. Jackson
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                           -0-
SHARES ----------------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                           -0-
REPORTING -------------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                  100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                           6.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                   IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos. 110793403 and G1531P145    13D                    Page 7 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Paddy Dear
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                               00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES ----------------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING -------------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                      100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                  100 ADRs and 37,000,000 ORDINARY SHARES
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                           6.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                           IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Nos. 110793403 and G1531P145    13D                    Page 8 of 13 Pages

Item 1.     Security and Issuer.

     This statement relates to 37,000,000 Ordinary Shares of 44 28/43P each ("Ordinary Shares") and 100 American Depositary Receipts ("ADRs", and together with the Ordinary Shares, the "Shares") of British Energy plc (the "Issuer"). The Issuer's principal executive offices are located at 3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, United Kingdom.

Item 2.     Identity and Background.

        (a) This statement is filed by:

               (i) Polygon Global Opportunity Master Fund (the "Master Fund"), a company organized under the laws of the Cayman Islands, with respect to the Shares, which are directly held by it;

               (ii) Polygon Investment Partners LLP, a limited liability partnership organized under the laws of the United Kingdom, with respect to the Shares directly held by the Master Fund;

               (iii) Polygon Investment Partners LP, a Delaware limited partnership (together with Polygon Investment Partners LLP, the "Investment Managers") with respect to the Shares directly held by the Master Fund;

               (iv) Reade Griffith, an individual residing in the United Kingdom, with respect to the Shares directly held by the Master Fund;

               (v) Alexander E. Jackson, an individual residing in the United States with respect to the Shares directly held by the Master Fund; and

               (vi) Paddy Dear, an individual residing in the United Kingdom, with respect to the Shares directly held by the Master Fund.

              Each of the foregoing persons is hereinafter sometimes referred to as a "Reporting Person." Any disclosures herein with respect to any person other than a Reporting Person are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Master Fund is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The address of the principal business and principal office of Polygon Investment Partners LLP and the business address of Messrs. Griffith and Dear is 10 Duke of York Square, London SW3 4LY, United Kingdom. The business address of Polygon Investment Partners LP and Mr. Jackson is 598 Madison Avenue, 14th Floor, New York, NY 10022.

     (c) The principal business of the Master Fund is making investments utilizing various strategies. The principal business of Polygon Investment Partners LLP is that of Investment Manager. The principal business of Polygon Investment Partners LP is that of Investment Manager. The principal business of each of Messrs. Jackson, Dear and Griffith is that of partner of the Investment Managers, each having investment discretion on behalf of the Investment Managers.

CUSIP Nos. 110793403 and G1531P145   13D                    Page  9 of 13 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Master Fund is a company organized under the laws of the Cayman Islands. Polygon Investment Partners LLP is a limited liability partnership organized under the laws of the United Kingdom. Polygon Investment Partners LP is a limited partnership organized under the laws of the State of Delaware. Messrs. Griffith and Jackson are both citizens of the United States. Mr. Dear is a citizen of the United Kingdom.

Item 3.    Source and Amount of Funds and Other Consideration.

        The Shares were acquired with the investment funds of the Master Fund. On July 23, 2004, the Master Fund acquired 35,000,000 Ordinary Shares at a price (including commissions, if any) of GBP 0.156 per share (US $0.288 at the then current exchange rate of US $1.8436 per GBP). On July 29, 2004, the Master Fund acquired 100 ADRs at a price (including commissions, if any) of US $26.52 per ADR. On September 3, 2004, the Master Fund acquired 2,000,000 Ordinary Shares at a price (including commissions, if any) of GBP 0.218 per share (US $0.387 at the then current exchange rate of US $1.7766 per GBP). None of the Reporting Persons other than the Master Fund directly own any Shares.


Item 4.    Purpose of the Transaction.


     The Master Fund has purchased the Shares for investment. In June 2004, the Master Fund approached the Company with a restructuring proposal, as an alternative to the Issuer's proposed restructuring plan, but such proposal has so far been rejected. The Master Fund intends to continue to seek ways to achieve fair value for the Ordinary Shares and the ADRs.

     The Master Fund has participated in the delivery to the Issuer of a notice of requisition dated September 3, 2004 for an extraordinary general meeting of the Issuer to consider various resolutions relating to the conduct of the Issuer's business and the transactions contemplated by the Creditor Restructuring Agreement dated as of September 30, 2003.

     The Master Fund is also currently seeking to form an ad hoc committee of shareholders of the Issuer to co-ordinate information about the proposed shareholder vote and other relevant matters.

CUSIP Nos. 110793403 and G1531P145   13D                     Page 10 of 13 Pages

Item 5.    Interest in Securities of the Issuer.

        (a) As of the date hereof, each Reporting Person may be deemed a beneficial owner of the Shares. Each ADR represents 75 Ordinare Shares. The Shares represent approximately 6.0% of the Issuer's outstanding Ordinary Shares, based upon the 620,362,444 Ordinary Shares reported as outstanding (including Ordinary Shares represented by outstanding ADRs) as of March 31, 2003 in the Issuer's most recently filed Annual Report on Form 20-F. Schedule A hereto is incorporated by reference herein.

     All of the Shares are directly held by the Master Fund. The Investment Manager has voting and dispository control over securities owned by the Master Fund. Messrs. Griffith, Dear and Jackson are all of the members of the Investment Manager, and in such capacity direct its operations. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares or ADRs held by another Reporting Person.

     (b) Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all of the Shares.

     (c) As stated above, on July 23, 2004, the Mater Fund acquired 35,000,000 Ordinary Shares, on July 29, 2004, the Master Fund acquired 100 ADRs, and on September 3, 2004, the Master Fund acquired 2,000,000 Ordinary Shares. Since September 3, 2004, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADRs.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Not Applicable

Item 7.    Materials to be Filed as exhibits

           Exhibit I: Joint Filing Agreement, dated as of September 13, 2004, by and among Polygon Global Opportunities Master Fund, Polygon Investment Partners LLP, Polygon Investment Partners LP, Reade Griffith, Paddy Dear and Alexander E. Jackson.

CUSIP Nos. 110793403 and G1531P145     13D                   Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 13, 2004

POLYGON GLOBAL OPPORTUNITIES
MASTER FUND                                POLYGON INVESTMENT PARTNERS LLP
By:  Polygon Investment Partners LLP,
     Its Investment Manager

By:    /s/ Paddy Dear                       By:    /s/ Paddy Dear
   ---------------------------------       --------------------------------
Name:  Paddy Dear                          Name:  Paddy Dear
Title: Principal                           Title: Principal


                                           /s/ Paddy Dear
POLYGON INVESTMENT PARTNERS LP             --------------------------------
                                           PADDY DEAR
By:      /s/ Paddy Dear
   ----------------------------------
Name:    Paddy Dear
Title:   Member


/s/ Alexander E. Jackson                    /s/ Reade Griffith
-------------------------------------      --------------------------------
ALEXANDER E. JACKSON                        READE GRIFFITH

CUSIP Nos. 110793403 and G1531P145     13D                   Page 12 of 13 Pages

                                   Schedule A



                                                           Price Per Share
                            Number of Shares           (including commissions,
Date of Transaction         Purchased/ (Sold)                  if any)

   23 July 2004           35,000,000 Ordinary        GBP 0.156 (US $0.288 at the
                          Shares of 44 28/43P each   exchange rate of US $1.8436
                                                     per GBP as of the date of
                                                     purchase)

   29 July 2004         100 American Depositary      US $26.52
                        Shares

   3 September 2004     2,000,000 Ordinary Shares    GBP 0.218 (US $0.387 at
                        of 44 28/43P each            the exchange rate of US
                                                     $1.7766 per GBP as of
                                                     the date of purchase)

CUSIP Nos. 110793403 and G1531P145     13D                   Page 13 of 13 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of Polygon Global Opportunities Master Fund, Polygon Investment Partners LLP, Polygon Investment Partners LP, Paddy Dear, Reade Griffith and Alexander E. Jackson, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED as of September 13, 2004

POLYGON GLOBAL OPPORTUNITIES
MASTER FUND                                POLYGON INVESTMENT PARTNERS LLP
By:  Polygon Investment Partners LLP,
     Its Investment Manager

By:    /s/ Paddy Dear                       By:    /s/ Paddy Dear
   ---------------------------------       --------------------------------
Name:  Paddy Dear                          Name:  Paddy Dear
Title: Principal                           Title: Principal


                                           /s/ Paddy Dear
POLYGON INVESTMENT PARTNERS LP             --------------------------------
                                           PADDY DEAR
By:      /s/ Paddy Dear
   ----------------------------------
Name:    Paddy Dear
Title:   Member


/s/ Alexander E. Jackson                    /s/ Reade Griffith
-------------------------------------      --------------------------------
ALEXANDER E. JACKSON                        READE GRIFFITH